[VANGUARD SHIP LOGO]


                                                                   P.O. Box 2600
                                                     Valley Forge, PA 19482-2600

                                                                    610-669-1538
                                                      Judy_L_Gaines@vanguard.com


August 22, 2007


Christian Sandoe, Esq.
U.S. Securities & Exchange Commission                      via electronic filing
100 F Street, N.E.
Washington, DC  20549

RE:      Vanguard World Funds

Dear Mr. Sandoe,

     The following summarizes our discussion of this afternoon regarding an additional comment to Post-effective Amendment No. 103 of Vanguard World Fund's registration statement. The Post-Effective Amendment was filed on June 25, 2007. The comment pertains to Vanguard Extended Duration Treasury Index Fund.


Comment 1: Prospectus - Fees and Expenses; Investing With Vanguard - Purchasing
           Shares
--------------------------------------------------------------------------------
Comment: Does the Fund reserve the right to assess a portfolio transaction fee on aggregate purchases of greater than a stated amount by a single investor? If so, consider adding disclosure to that effect.

Response:  Yes, the Fund reserves the right to assess a portfolio transaction fee of 0.20% on aggregate purchases of more than $20 by a single investor. We will update the prospectus accordingly.


Comment 2:        Tandy Requirements
------------------------------------
As required by the SEC, the Fund acknowledges that:

o The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.
o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
o The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please contact me at (610) 669-1538 with any questions or comments regarding the above responses. Thank you.

Sincerely,

/s/
Judith L. Gaines
Associate Counsel
Securities Regulation, Legal Department